EXHIBIT 99.1

Cronos Group Announces Closing of Previously Announced $100 Million Bought Deal

TORONTO, April 6, 2018 - Cronos Group Inc. (NASDAQ, TSX-V: CRON) (“Cronos Group” or the “Company”) is pleased to announce that it has closed its previously announced bought deal public offering. A total of 10,420,000 common shares of Cronos Group (the “Shares”) were sold at a price of $9.60 per Share for aggregate gross proceeds of approximately $100.0 million (the “Offering”).

The Offering was underwritten by a syndicate co-led by GMP Securities L.P. and BMO Capital Markets and including Cormark Securities Inc., Beacon Securities Limited and PI Financial Corp.

The Company intends to use $15.0 million of the net proceeds of the Offering for capital expenditures relating to international operations and capacity expansion, and the remaining net proceeds of the Offering for general working capital purposes, including working capital for the Company’s international operations, and as capital on hand for potential new investment opportunities.

The Shares were offered by the Company pursuant to the Company’s effective registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”) and its corresponding Canadian short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada other than Québec (the “Securities Commissions”). A final short form prospectus was filed with the SEC and the Securities Commissions on March 29, 2018 (the “Prospectus”). The Prospectus may be accessed for free by visiting EDGAR on the SEC website at http://www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the Prospectus if you request it from GMP Securities L.P. by calling toll-free at 1 (888) 301-3244 or by email at GMPECMProspectusDistribution@gmpsecurities.com or from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario L6S 6H2 by calling (905) 791-3151 ext: 4312 or by email at torbramwarehouse@datagroup.ca.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any common shares, nor there be any sale of common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

All references to “$” in this press release are to Canadian dollars.

About Cronos Group

Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian Licensed Producers regulated under Health Canada’s Access to Cannabis for Medical Purposes Regulations: Peace Naturals, which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd. (British Columbia), which is based in the Okanagan Valley. The Company has multiple international production and distribution platforms including: Germany, Israel and Australia. The Company is rapidly expanding its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.

Forward-looking statements in this news release include, but are not limited to, information relating to the use of proceeds of the Offering. The intended use of the proceeds of the Offering may change if Cronos Group elects to allocate proceeds differently from that described in this news release. Except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact Cronos Group Inc.:

Mike Gorenstein
Chief Executive Officer
Tel: (416) 504-0004
investor.relations@thecronosgroup.com